Exhibit 3.1
CERTIFICATE OF DESIGNATIONS, PREFERENCES
AND OTHER RIGHTS AND QUALIFICATIONS OF
SERIES A CONVERTIBLE PREFERRED STOCK

    Charleston Basics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”),

    DOES HEREBY CERTIFY:

    That pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board”) by the Certificate of Incorporation of said Corporation, and pursuant to the provisions of Section 151(g) of the Delaware General Corporation Law, the Board has duly determined that 5,453,100 shares of preferred stock, $0.0001 par value per share, shall be designated “Series A Convertible Preferred Stock,” and to that end the Board has adopted a resolution providing for the designation, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions, of the Series A Convertible Preferred Stock, which resolution is as follows:

    RESOLVED, that the Certificate of Designations, Preferences and Other Rights and Qualifications of Series A Convertible Preferred Stock (“Certificate of Designations”) be, and hereby is, authorized and approved, which Certificate of Designations shall be filed with the Secretary of State of the State of Delaware in the form as follows:

1. Designation and Amount. Five Million Four Hundred Fifty-Three Thousand One Hundred (5,453,100) shares of the preferred stock of the Corporation, par value $0.0001 per share, shall constitute a class of preferred stock designated as “Series A Convertible Preferred Stock” (the “Series A Preferred Stock”).

2. Dividends.

(a) Each share of Series A Preferred Stock shall accrue dividends at the rate per annum equal to 12% of the Series A Original Issue Price (as hereinafter defined) beginning on the date of issuance of any shares of Series A Preferred Stock and continuing through the date at which no shares of Series A Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, forward or reverse stock split, reclassification, combination or other similar recapitalization affecting such shares) (the “Series A Accruing Dividends”).  Series A Accruing Dividends shall be cumulative, compound quarterly and accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends; provided however, that dividends paid in cash shall not compound or accrue.

(b) Subject to Sections 3(a), 5 and 12 hereof, Series A Accruing Dividends shall be payable quarterly and may, at the discretion of the Board, be paid in cash or in additional shares of Series A Preferred Stock valued at the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, forward or reverse stock split, reclassification, combination or other similar recapitalization affecting such shares) (the “Dividend Value”), provided however, that if the Conversion Price (as hereinafter defined) is reduced prior to the Corporation’s issuance of the additional shares of Series A Preferred Stock, then the Dividend Value shall be reduced by a percentage equal to the then applicable percentage reduction in Conversion Price.

(c) The Corporation shall not declare, pay or set aside any dividends on any other shares of capital stock of the Corporation unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to (i) the amount of the aggregate Series A Accruing Dividends then accrued, if any, on such share of Series A Preferred Stock and not previously paid plus (ii) (A) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred Stock determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying such fraction by an amount equal to the Series A Original Issue Price (as hereinafter defined).

3. Rights on Liquidation, Merger, Sale, Etc.

(a) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any significant subsidiary of the Corporation that results in the termination of the Corporation’s business (each, a "Liquidation Event"), the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, shall be distributed in the following order of priority:

(i) The holders of Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution to the holders of Common Stock, any other series or class of preferred stock or any other class of the Corporation's capital stock, whether now existing or hereafter created, a liquidation preference amount on a per share basis equal to the sum of (A) two times the Series A Original Issue Price and (B) an amount equal to all accrued but unpaid Series A Accruing Dividends as of the date such liquidation preference amount is payable (the amount in the aggregate, the “Liquidation Preference Amount”).

(ii) After the payment of the entire Liquidation Preference Amount, to the extent assets of the Corporation remain available for distribution to holders of the Corporation’s Common Stock, the holders of Series A Preferred Stock shall participate ratably in any distributions to the holders of the Corporation’s Common Stock, on an as converted basis with respect to the Series A Preferred Stock held by them (the “Common Participating Distribution”).

(b) The following shall apply in the event of any Intervening Transaction:

(i) In the event an Intervening Transaction (as such term is defined in Section 13(d) hereafter), other than any Intervening Transaction described in clause (i) of Section 13(d) occurs, the Corporation shall provide the Lead Investor (as such term is defined in Section 13(g) hereafter) with an Intervening Transaction Notice (as such term is defined in Section 13(e) hereafter) within 5 Business Days (as such term is defined in Section 13(a) hereafter) following the Intervening Transaction.  Upon the Lead Investor’s receipt of any such Intervening Transaction Notice, the Lead Investor shall have 10 Business Days in which to deliver to the Corporation a Liquidation Election Notice (as such term is defined in Section 13(h) hereafter), electing to treat such Intervening Transaction as a Liquidation Event, or such right shall be forfeited with respect to that Intervening Transaction only.  Upon receipt of a Liquidation Election Notice, the Corporation shall, within 5 Business Days after such receipt, deliver a copy of the Liquidation Election Notice to all holders of Series A Preferred Stock.  Each holder of Series A Preferred Stock shall then have 10 Business Days, after receipt of the Liquidation Election Notice to exercise its right to be paid the Liquidation Preference Amount, and the Corporation shall pay or cause to be paid to the Lead Investor, and to any other holder of Series A Preferred Stock that elects to be paid, the Liquidation Preference Amount and, if applicable, the Common Participating Distribution.

(ii) In the event of any Intervening Transaction of the type described in clause (i) of Section 13(e) hereafter, the Corporation shall provide the Lead Investor with an Intervening Transaction Notice at least 30 days prior to the proposed closing of the Intervening Transaction.  Upon the Lead Investor’s receipt of any such Intervening Transaction Notice, the Lead Investor shall have 10 days in which to deliver to the Corporation a Liquidation Election Notice, electing to treat such Intervening Transaction as a Liquidation Event, or such right shall be forfeited with respect to that Intervening Transaction only.  Upon receipt of a Liquidation Election Notice, the Corporation shall, within 5 Business Days after such receipt, deliver a copy of the Liquidation Election Notice to all holders of Series A Preferred Stock.  Each holder of Series A Preferred Stock shall then have 10 days, after receipt of the Liquidation Election Notice to exercise its right to be paid the Liquidation Preference Amount and, if applicable, the Common Participating Distribution.

(iii) Those holders of Series A Preferred Stock who do not elect to be paid the Liquidation Preference Amount following the delivery of an Liquidation Election Notice may elect to be paid the then applicable Liquidation Preference Amount in the event of a subsequent Intervening Transaction followed by the delivery of a Liquidation Election Notice.  To the extent cash, if any, is received by the Corporation in connection with the Intervening Transaction in an amount at least equal to the Liquidation Preference Amounts payable pursuant to this Section 3(b), after deduction for the payment to third party creditors as required by law, the Liquidation Preference Amounts payable pursuant to this Section 3(b) shall be payable in full to the holders of the Series A Preferred Stock within 5 Business Days following the date that the funds are received by the Corporation, notwithstanding any delay in the receipt of any other portion of the proceeds from the Intervening Transaction, if any, or any part thereof by virtue of any escrow arrangement, promissory note, deferred payment of proceeds or otherwise.  To the extent that the Corporation does not receive any funds, in connection with the Intervening Transaction, or the amount of funds received by the Corporation in connection with the Intervening Transaction is less than the Liquidation Preference Amounts payable pursuant to this Section 3(b), the Liquidation Preference Amounts shall be payable in full to the holders of Series A Preferred Stock (who elected to be paid the Liquidation Preference Amount) as soon as reasonably practicable, but in any event within (a) 30 days following the delivery by the Corporation to the holders of Series A Preferred Stock of a Liquidation Election Notice relating to an Intervening Transaction other than an Intervening Transaction described in clause (i) of Section 13(d) or (b) 30 days following the date of an Intervening Transaction described in clause (i) of Section 13(d).

(c) In the event that the Liquidation Preference Amount has not been paid to those holders of Series A Preferred Stock who have elected to be paid the Liquidation Preference Amount, within (a) 60 days following the following the delivery by the Corporation to the holders of Series A Preferred Stock of a Liquidation Election Notice relating to an Intervening Transaction other than an Intervening Transaction described in clause (i) of Section 13(d) or (b) 60 days following the date of an Intervening Transaction described in clause (i) of Section 13(d), then each such holder of Series A Preferred Stock who elected to be paid the Liquidation Preference Amount may instead elect, in its sole discretion, to cause the Corporation to issue to such Series A Preferred Stock holder, in exchange for all of such holder’s shares of Series A Preferred Stock and in lieu of payment of the Liquidation Preference Amount such number of shares of Common Stock valued at the then applicable Conversion Price, the aggregate value of which shall be equal to the applicable Liquidation Preference Amount, including then accrued but unpaid dividends through the date of issuance of such Common Stock.

(d) If the Liquidation Preference Amount is not paid, in full, within one (1) year of the Liquidation Event, then the Conversion Price, as adjusted pursuant to Section 5, shall be reduced 50%.

4. Voting Rights.

(a) So long as any shares of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock shall be entitled (i) voting separately as a class (with no other stockholders voting) and in accordance with the manner described in the first sentence of Section 4(c) hereof, to approve all matters that affect the rights, value, or ranking of the Series A Preferred Stock, (ii) voting separately as a class (with no other stockholders voting) to elect one (1) director to the Board, as provided in Section 4(b) hereof, and (iii) subject to the limitations set forth hereafter, to cast such number of votes in respect of such shares of Series A Preferred Stock as shall equal the largest whole number of shares of Common Stock into which such shares of Series A Preferred Stock are then convertible pursuant to Section 5 hereof on all matters on which holders of Common Stock shall be entitled to vote, voting together as one class with, and in the same manner and with the same effect as, such holders of Common Stock.  Notwithstanding anything to the contrary contained herein, to the extent that any holder’s shares of Series A Preferred Stock are subject to the conversion limitations set forth in Section 5(i) hereafter, the holder of such shares shall not have the right to vote such shares of Series A Preferred Stock, on an as converted basis with the holders of shares of Common Stock, with respect to such number of shares of Common Stock that would not be available for conversion, as a result of the conversion limitations set forth in Section 5(i).

(b) The holders of the Series A Preferred Stock, voting separately as one class, shall have the exclusive and special right at all times to elect one (1) director (the "Series A Director") to the Board provided, however, that so long as any shares of Series A Preferred Stock are outstanding, the Board shall not consist of more than six (6) members.  The Series A Director shall be elected by the vote of the holders of a majority, and removed by the vote of the holders of two-thirds (2/3), of the shares of Series A Preferred Stock then outstanding.  The right of holders of the Series A Preferred Stock contained in this Section 4(b) may be exercised either at a special meeting of the holders of Series A Preferred Stock or at any annual or special meeting of the stockholders of the Corporation, or by written consent of such holders in lieu of a meeting.  Upon the written request of the holders of record of at least a majority of the Series A Preferred Stock then outstanding, the Secretary of the Corporation shall call a special meeting of the holders of Series A Preferred Stock for the purpose of (i) removing any Series A Director elected pursuant to this Section 4(b) and/or (ii) electing a director to fill a vacancy of the directorship authorized to be filled by the holders of Series A Preferred Stock pursuant to this Section 4(b).  Such meeting shall be held at the earliest practicable date.  At any meeting held for the purpose of electing or removing a Series A Director, the presence, in person or by proxy, of the holders of record of a majority of the Series A Preferred Stock then outstanding shall be required to constitute a quorum of the Series A Preferred Stock for such election. A vacancy in the directorship to be elected by the holders of Series A Preferred Stock pursuant to this Section 4(b) may be filled only by vote or written consent in lieu of a meeting of the holders of a majority of the shares of Series A Preferred Stock then outstanding and may not be filled by the remaining directors.

(c) Except as otherwise provided in this Section 4(c), the Corporation shall not, so long as any shares of Series A Preferred Stock remain outstanding, without the affirmative consent or approval of the holders of at least a majority of the shares of the Series A Preferred Stock then outstanding (which must include the consent of the Lead Investor, in the event that the Lead Investor then holds any shares of Series A Preferred Stock), voting separately as a class, given at a meeting called for such purpose for which notice shall have been given to the holders of Series A Preferred Stock, or by written consent:

(i) in any manner alter or change the designations, powers, preferences or rights, or the qualifications, limitations or restrictions of the Series A Preferred Stock or increase the authorized number of shares of Series A Preferred Stock;

(ii) reclassify the shares of Common Stock or any other shares or any class or series of capital stock hereafter created junior to the Series A Preferred Stock into shares of any class or series of capital stock (A) ranking, either as to payment of dividends, distribution of assets or redemptions, senior to or pari passu with the Series A Preferred Stock, or (B) which in any manner adversely affects the holders of Series A Preferred Stock;

(iii) in any manner authorize, create or issue any class or series of capital stock (A) ranking, in any respect including, without limitation, as to payment of dividends, or distribution of assets, senior to or pari passu with the Series A Preferred Stock or (B) which in any manner adversely affects the holders of Series A Preferred Stock; or authorize, create or issue any shares of any class or series of any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having optional rights to purchase, or any options, warrants or other rights to acquire, any shares having any such preference or priority or so adversely affecting the holders of Series A Preferred Stock;

(iv) make or declare, directly or indirectly, any dividend (in cash, return of capital, or any other form of assets) on, or make any other payment or distribution on account of, or set aside assets for a sinking or other similar fund for the purchase, redemption, or retirement of, or redeem, purchase, retire, or otherwise acquire any shares of its Common Stock, or of any other capital stock of the Corporation ranking junior to the Series A Preferred Stock as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, whether now or hereafter outstanding;

(v) enter into any material transaction or agreement, including but not limited to any indenture, loan or credit agreement, note, deed of trust, mortgage, security agreement or other material agreement, lease, license or other instrument, commitment, obligation or arrangement which is not in the ordinary course of business and by which any of its properties, assets or rights are bound or affected.

(vi) liquidate, dissolve or wind up its affairs;

(vii) effect or permit, or offer or agree to effect or permit, an Intervening Transaction; and

(viii) amend or modify any of the provisions of this Certificate of Designations.

5. Conversion.

(a) Right to Convert. Subject to the limitations set forth in Section 5(i) hereafter, the holder of any share or shares of Series A Preferred Stock shall have the right at any time, at such holder’s option, to convert all or any lesser portion of such holder’s shares of Series A Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by (i) multiplying the number of shares of Series A Preferred Stock to be converted by the Series A Original Issue Price (as hereafter defined) and (ii) dividing the result by the Conversion Price (as hereafter defined) of such Series A Preferred Stock, or, in case an adjustment of such Conversion Price has taken place pursuant to this Section 5 or amendments hereto, then by the Conversion Price as last adjusted and in effect at the date any shares of Series A Preferred Stock are surrendered for conversion. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of any Series A Preferred Stock. With respect to any fraction of a share of Common Stock called for upon any conversion, the Corporation shall pay to the holder an amount in cash equal to such fraction multiplied by the then Current Market Price (as hereinafter defined) per share of the Common Stock.

(b) Automatic Conversion.  If the Corporation’s combined Earnings (as hereafter defined) for fiscal years 2010 and 2011 equals $19,000,000 or greater and the Common Stock into which the Series A Preferred Stock is converted is then traded on a U.S. national securities exchange, Nasdaq or the OTC Bulletin Board (the “Automatic Conversion Time”), the Series A Preferred Stock shall be converted automatically into such number of fully paid and non-assessable shares of Common Stock as is determined by (i) multiplying the number of shares of Series A Preferred Stock so to be converted by the Series A Original Issue Price and (ii) dividing the result by the Conversion Price as last adjusted and in effect at the date any shares or shares of Series A Preferred are automatically converted (the “Automatic Conversion”). Nothing in this Section 5(b) shall be construed so as to limit the right of a holder of Series A Preferred Stock to convert pursuant to Section 5(a) at any time.

(c) Mechanics of Conversion.

(i) Such right of conversion (other than Automatic Conversion) shall be exercised by the holder of shares of Series A Preferred Stock by delivering to the Corporation a conversion notice in the form attached hereto as Exhibit A (the “Conversion Notice”), appropriately completed and duly signed and specifying the number of shares of Series A Preferred Stock that the holder elects to convert (the “Converting Shares”) into shares of Common Stock, and by surrender not later than two (2) business days thereafter of the certificate or certificates representing such Converting Shares. The Conversion Notice shall also contain a statement of the name or names (with addresses and tax identification or social security numbers) in which the certificate or certificates for Common Stock shall be issued, if other than the name in which the Converting Shares are registered. Promptly after the receipt of the Conversion Notice, the Corporation shall issue and deliver, or cause to be delivered, to the holder of the Converting Shares or such holder’s nominee, a certificate or certificates for the number of shares of Common Stock issuable upon the conversion of such Converting Shares. Such conversion shall be deemed to have been effected as of the close of business on the date of receipt by the Corporation of the Conversion Notice (the “Conversion Date”), and the person or persons entitled to receive the shares of Common Stock issuable upon conversion shall be treated for all purposes as the holder or holders of record of such shares of Common Stock as of the close of business on the Conversion Date.

(ii) The Corporation shall issue certificates representing the shares of Common Stock to be received upon conversion of the Series A Preferred Stock (the “Conversion Shares”) (and certificates for unconverted Series A Preferred Stock) within ten (10) business days of the Conversion Date and shall transmit the certificates by messenger or reputable overnight delivery service to reach the address designated by such holder within ten (10) business days after the receipt by the Corporation of such Conversion Notice. If certificates evidencing the Conversion Shares are not received by the holder within fifteen (15) business days of the Conversion Notice, then the holder will be entitled to revoke and withdraw its Conversion Notice, in whole or in part, at any time prior to its receipt of those certificates.

(iii) The Corporation’s obligation to issue Common Stock upon conversion of Series A Preferred Stock shall be absolute, is independent of any covenant of any holder of Series A Preferred Stock, and shall not be subject to: (A) any offset or defense; or (B) any claims against the holders of Series A Preferred Stock whether pursuant to this Certificate of Designation or otherwise.

(iv) In the event that the Automatic Conversion has occurred, all the shares of Series A Preferred Stock shall be converted at the Automatic Conversion Time, as if the holders thereof had delivered a Conversion Notice with respect to such shares on such date or at such time.  Promptly thereafter, the holders of the Series A Preferred Stock shall deliver their certificates evidencing the Series A Preferred Stock to the Corporation or its duly authorized transfer agent, and upon receipt thereof, the Corporation shall issue or cause its transfer agent to issue and deliver the certificates evidencing the Common Stock into which the shares of Series A Preferred Stock have been converted in accordance with Section 5(c)(ii).

(d) Conversion Price. The initial conversion price for the Series A Preferred Stock shall be $0.11, such value to be subject to adjustment in accordance with the provisions of this Section 5. Such conversion price in effect from time to time, as adjusted pursuant to this Section 5, is referred to herein as a “Conversion Price.” All of the remaining provisions of this Section 5 shall apply separately to each Conversion Price in effect from time to time with respect to Series A Preferred Stock.

(e) Conversion Price Adjustment.  In the event that the Corporation fails to achieve or is otherwise unable to report either or both of the minimum performance thresholds for fiscal years 2010 and 2011 set forth below (the “Performance Thresholds”) then the then applicable Conversion Price shall reset lower by the percentage difference by which the Corporation’s Earnings are below the applicable Performance Threshold.  The Performance Thresholds for fiscal years 2010 and 2011 are:

•	Fiscal Year 2010 Earnings Performance Threshold: $5,000,000; and

•	Fiscal Year 2011 Earnings Performance Threshold: $14,000,000.

By way of example, and for illustrative purposes only, in the event the Corporation reports 2010 fiscal Earnings of $4,500,000, the Conversion Price shall be reset at 10% below the then applicable Conversion Price. Should the Corporation then report 2011 fiscal Earnings of $13,000,000, then the Conversion Price Reset shall be reset to 7% below the then applicable Conversion Price.

(f) Stock Dividends, Subdivisions and Combinations. If at any time while the Series A Preferred Stock is outstanding, the Corporation shall:

(i) cause the holders of its Common Stock to be entitled to receive a dividend payable in, or other distribution of, additional shares of Common Stock,

(ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

(iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock,

then in each such case the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this Section 5(f) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (ii) or (iii) of this Section 5(f) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(g) Common Stock Reserved. The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Stock, solely for issuance upon the conversion of shares of Series A Preferred Stock as herein provided, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series A Preferred Stock at the time outstanding.

(h) Adjustment Upon Issuance of Additional Shares of Common Stock.

(i) Adjustment to Conversion Price. If at any time while any Series A Preferred Stock is outstanding the Corporation shall issue or sell any additional shares of Common Stock (“Additional Common Stock”) in exchange for consideration in an amount per share of Additional Common Stock less than the Conversion Price at the time the shares of Additional Common Stock are issued or sold (the “Adjusted Price”), then, subject to Section 5(h)(v) below, the Conversion Price immediately prior to such issue or sale shall be reduced to an amount equal to such lower Adjusted Price.

(ii) Issuance of Common Stock Equivalents. If at any time while the Series A Preferred Stock is outstanding the Corporation shall issue or sell any warrants or other rights to subscribe for or purchase any additional shares of Common Stock (regardless of the number of shares of Common Stock that the Corporation is then authorized to issue) or any securities convertible, directly or indirectly, into shares of Common Stock (collectively, “Common Stock Equivalents”), whether or not the rights to exchange or convert thereunder are immediately exercisable, and the effective price per share for which Common Stock is issuable upon the exercise, exchange or conversion of such Common Stock Equivalents (the “Common Stock Equivalent Price”) shall be less than the current Conversion Price in effect immediately prior to the time of such issue or sale, then the current Conversion Price immediately prior to such issue or sale shall be reduced to an amount equal to such lower Common Stock Equivalent Price.  No further adjustments to the current Conversion Price shall be made under this Section 5(h) upon the actual issue of such Common Stock upon the exercise, conversion or exchange of such Common Stock Equivalents at the Common Stock Equivalent Price.

(iii) Certain Issues of Common Stock or Common Stock Equivalents Excepted. The provisions of Section 5(h) shall not apply to any issuance of Additional Common Stock for which an adjustment is provided under Section 5(f). The Corporation shall not be required to make any adjustment of the Conversion Price pursuant to Section 5(h) in the case of the issuance (each, an “Exempt Issuance”) of (A) shares of Common Stock or Series A Preferred Stock issued as dividends with respect to the Series A Preferred Stock, (B) shares of Common Stock issued or issuable upon conversion or exercise of any convertible debt or equity securities or warrants outstanding as of the Second Issuance Date, or as of the Original Issuance Date if there is no Second Issuance Date, and in accordance with the terms thereof on such date, (C) shares of Common Stock or Common Stock Equivalents (or Common Stock issued upon exercise, exchange or conversion of Common Stock Equivalents) issued in connection with any stock-based compensation plans of the Corporation approved by the stockholders of the Corporation and the Board, (D) shares of Common Stock issued pursuant to a firm commitment underwritten public offering, the terms of which are approved by the Board (including a majority of the independent directors serving on the Board), (E) securities or rights to acquire securities issued to financial institutions in connection with commercial credit arrangements, equipment financings, service agreements or similar transactions approved by the Board and the primary purpose of which is not equity financing, (F) securities or rights to acquire securities issued in connection with strategic acquisitions, collaborations, development agreements, joint ventures or licensing transactions or to consultants or other service providers of the Corporation, the terms of which are approved by the Board (including a majority of the independent directors serving on the Board), or (G) Series A Preferred Stock issued on or prior to December 31, 2009.

(iv) Superseding Adjustment. If, at any time after any adjustment to the current Conversion Price shall have been made pursuant to Section 5(h) as the result of any issuance of Common Stock Equivalents, (x) the right to exercise, exchange or convert all of the Common Stock Equivalents shall expire unexercised, or (y) the conversion rate or consideration per share for which shares of Common Stock are issuable pursuant to such Common Stock Equivalents shall be increased solely by virtue of provisions therein contained for an automatic increase in such conversion rate or consideration per share, as the case may be, upon the occurrence of a specified date or event, then, unless any of such Common Stock Equivalents have previously been converted or exercised at the original price, any such previous adjustments to the Conversion Price shall be rescinded and annulled and the additional shares of Common Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation. Upon the occurrence of an event set forth in this Section 5(h)(iv) above, there shall be a recomputation made of the effect of such Common Stock Equivalents on the basis of treating any such Common Stock Equivalents which then remain outstanding as having been granted or issued immediately after the time of such increase of the conversion rate or consideration per share for which shares of Common Stock or other property are issuable under such Common Stock Equivalents; whereupon a new adjustment to the current Conversion Price shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled.

(v) If an adjustment to the Conversion Price pursuant to the formula set forth in Section 5(h)(i) above would result in a Conversion Price of less than $0.0001 (as adjusted for forward or reverse stock splits, stock dividends and the like), then the Conversion Price shall be $0.0001 (as adjusted for forward or reverse stock splits, stock dividends and the like).

(i) Conversion Limitations. The Corporation shall not effect any conversion of Series A Preferred Stock, and a holder of Series A Preferred Stock shall not have the right to convert any of its shares of Series A Preferred Stock, to the extent that after giving effect to such issuance after conversion, such holder (together with its Affiliates, and any other Person as a group together with such holder or any of such holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below).  For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion the Shares of Series A Preferred Stock which the holder elects to convert and with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of any other shares of Series A Preferred Stock which no election for conversion has been made which are beneficially owned by such holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Corporation (including, without limitation, any other  Common Stock Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such holder or any of its Affiliates.  Except as set forth in the preceding sentence, for purposes of this Section 5(i), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by such holder that the Corporation is not representing to it that such calculation is in compliance with Section 13(d) of the Exchange Act and such holder is solely responsible for any schedules required to be filed in accordance therewith.   To the extent that the limitation contained herein applies, the determination of whether any shares of Series A Preferred Stock are convertible (in relation to other securities owned by such holder together with any Affiliates), subject to the Beneficial Ownership Limitation, shall be in the sole discretion of such holder, and the Corporation shall have no obligation to verify or confirm the accuracy of such determination.   In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  For purposes of this Section 5(i), in determining the number of outstanding shares of Common Stock, a holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Corporation’s most recent periodic or annual report, as the case may be, (B) a more recent public announcement by the Corporation or (C) any other notice by the Corporation or its transfer agent setting forth the number of shares of Common Stock outstanding.  Upon the written or oral request of any holder of shares of Series A Preferred Stock, the Corporation shall within two Business Days confirm orally and in writing to such holder the number of shares of Common Stock then outstanding.  In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Corporation, including the shares of Series A Preferred Stock being converted, by such holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported.  The “Beneficial Ownership Limitation” shall be 4.99% (or 9.99% if such holder’s then existing beneficial ownership is equal to greater than 5% but less than 10%) of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock being converted.  A holder of Series A Preferred Stock, upon not less than 61 days’ prior notice to the Corporation, may waive the Beneficial Ownership Limitation provisions of this Section 5(i).  Any such waiver will not be effective until the 61st day after such notice is delivered to the Corporation.  Additionally, the limitations contained in this Section 5(i) shall be automatically terminated in the event that the Automatic Conversion described in Section 5(b) becomes applicable. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with any other provisions contained herein to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(j) First Refusal Right.

(i) If, at anytime there remains shares of Series A Preferred Stock issued and outstanding, the Corporation or any of its Subsidiaries proposes to issue, sell, transfer or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange (in each case a “Subsequent Issuance”): (A) any shares of Common Stock, (ii) any other equity securities of the Corporation or any subsidiary, including, without limitation, shares preferred stock other than Series A Preferred Stock, (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any equity securities of the Corporation or any subsidiary, or (iv) any debt or other securities directly or indirectly convertible into capital stock of the Corporation or any subsidiary (collectively, “Covered Securities”), it shall not do so until the Corporation or its applicable shall have first complied with this Section 5(j).

(ii) If the Corporation or any subsidiary wishes to issue any Covered Securities, it shall deliver written notice (hereinafter referred to as the “Notice of Offer”) to each holder of Series A Preferred Stock which Notice of Offer shall specify (i) a description of the Covered Securities the Corporation or such subsidiary proposes to issue and sell, (ii) the number of such Covered Securities which the Corporation or such subsidiary wishes to sell (the “Offer Securities”); (iii) the proposed cash purchase price per share or unit for the Offer Securities (the “Offer Price”); and (iv) all other material terms and conditions of the offer.  The Notice of Offer shall constitute an irrevocable offer by the Corporation or such subsidiary to sell, to the holders of the Series A Preferred Stock, Offer Securities at the Offer Price, as hereinafter provided.

(iii) Within fifteen (15) days following receipt of the Notice of Offer, each holder of Series A Preferred Stock shall notify the Corporation or applicable subsidiary as to the number of Offer Securities, if any, it is electing to purchase (any such notification is hereinafter referred to as the “Offer Securities Acceptance” and any such holder electing to purchase Offer Securities is hereinafter referred to as an “Electing Holder”).  If a holder of Series A Preferred Stock does not provide an Offer Securities Acceptance to the Corporation or such subsidiary within such period, such holder shall be deemed to have declined to purchase any of the Offer Securities.  An Offer Securities Acceptance shall be deemed to be an irrevocable commitment to purchase from the Corporation or such subsidiary the number of Offer Securities which such Electing Holder has elected to purchase pursuant to its Offer Securities Acceptance, subject to allocation of the Offer Securities among Electing Holders accepting the Notice of Offer, as hereinafter provided.

(iv) If the Electing Holders have elected to purchase a number of Offer Securities that in the aggregate exceeds the total number of  Offer Securities, the Offer Securities shall be allocated among the Electing Holders as follows:  (x) first, among the Electing Holders as nearly as possible in proportion to the number of shares of Series A Preferred Stock then held by such Electing Holders and (y) second, among those Electing Holders that elected to purchase more Offer Securities than the number to which they are entitled under clause (x), as nearly as possible in proportion to the number of shares of Series A Preferred Stock held by such Electing Holders.  This Section 5(j)(iv) shall be construed and given effect in such manner that no Electing Holder shall be required or entitled to purchase a number of Offer Securities greater than the number set forth in its Offer Securities Acceptance.  The Corporation or applicable subsidiary shall promptly notify each Electing Holder, if any, of the number of securities allocated to it, and each such Electing Holder shall be obligated to purchase at the Offer Price such securities at a closing as set forth in Section 5(j)(vi).

(v) If the Electing Holders do not elect to purchase all of the Offer Securities available for purchase under this Section 5(j), the Corporation or the applicable subsidiary, as the case may be, may, within a period of five (5) months from the date of the Notice of Offer, sell the remaining Offer Securities not subject to an Offer Securities Acceptance to one or more third parties (each a “Third Party Purchaser”) for cash at a price per share not less than the Offer Price, and on such other terms and conditions as are no more favorable to the proposed Third Party Purchaser than those specified in the Notice of Offer.  If the Corporation or applicable subsidiary does not complete the sale of the Offer Securities within such five (5) month period, the provisions of this Section 5(j) shall again apply, and no sale of such Offer Securities by the Corporation or such subsidiary shall be made otherwise than in accordance with the terms of this Section 5(j).

(vi) The closing of purchases of Offer Securities by Electing Holders pursuant to this Section 5(j) shall take place no later than sixty (60) days after the date of the Notice of Offer, at 10:00 A.M. local time at the principal offices of the Corporation or the applicable subsidiary, or at such other date, time or place as the parties to the sale may agree.  At least five (5) business days prior to such closing, the Corporation or the applicable subsidiary shall notify the Electing Holders, in writing, of the names of purchasers and the portion of the Offer Securities to be purchased by each Electing Holder.  At such closing, the Corporation or such subsidiary shall sell, transfer and deliver to each purchaser the Offer Securities so purchased by such purchaser and shall deliver to each purchaser a certificate or other evidence representing the Offer Securities sold to such purchaser.  Simultaneously with delivery of such certificates, each purchaser of the Offer Securities shall deliver to the Corporation or applicable subsidiary, by wire transfer of immediately available funds to such bank account as the Corporation or such subsidiary shall designate, a cash amount equal to the product of the Offer Price and the number of Offer Securities being acquired by such purchaser, in full payment of the purchase price of the Offer Securities purchased.

(k) Subsequent Conversion Right.  If the Corporation effects any debt or equity financing prior to the second year anniversary of the Second Issuance Date (or the second anniversary of the Original Issuance Date if there is no Second Issuance Date), each holder of the Series A Preferred Stock who did not exercise its right of first refusal pursuant to Section 5(j), may elect, in its sole discretion, to convert all, or any portion of the Series A Preferred Stock then held by such holder, into securities of the same class issued in such subsequent debt or equity financing transaction based on the effective price at which such securities, if any, were sold in such subsequent transaction.  For the purpose of effecting this exchange, the fair market value ascribed to the Series A Preferred Stock shall be the same fair market value used to determine dividend payments pursuant to Section 2.

(l) Merger Transaction. The consummation of a merger between the Corporation and a wholly owned subsidiary of the Corporation shall not be considered, reflected in, or otherwise be applicable to adjusting the number of shares of Common Stock into which the Series A Preferred Stock is convertible or with respect to any other rights of Series A Preferred Stock holders set forth in Sections 5(h), (j) and (k).

6. Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of shares of Common Stock into which the Series A Preferred Stock is convertible and the current Conversion Price provided for in Section 5:

(a) When Adjustments to Be Made. The adjustments required by Section 5 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment to the Conversion Price that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 5(f)) up to, but not beyond the Conversion Date if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than 1% of the shares of Common Stock into which the Series A Preferred Stock is convertible immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by Section 5 and not previously made, would result in a minimum adjustment or on the Conversion Date. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b) Fractional Interests. In computing adjustments under Section 5, fractional interests in Common Stock shall be taken into account to the nearest 1/100th of a share.

7. Other Action Affecting Common Stock. In case at any time or from time to time the Corporation shall take any action in respect of its Common Stock, other than the payment of dividends permitted by Section 5 or any other action described in Section 5, then, unless such action will not have a materially adverse effect upon the rights of the holder of Series A Preferred Stock, the number of shares of Common Stock or other stock into which the Series A Preferred Stock is convertible and/or the purchase price thereof shall be adjusted in such manner as may be equitable in the circumstances.

8. Certain Limitations. Notwithstanding anything herein to the contrary, the Corporation agrees not to enter into any transaction or take any other action which, by reason of any adjustment hereunder, would cause the current Conversion Price to be less than the par value per share of Common Stock.

9. Stockholder Notices. The Corporation covenants and agrees that, so long as shares of Series A Preferred Stock are outstanding, it will distribute to the holders of the Series A Preferred Stock all communications sent by the Corporation to the holders of the Common Stock.

10. Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect for the Series A Preferred Stock and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Stock owned by such holder.

11. Notices of Record Date. In the event of any fixing by the Corporation of a record date for the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any shares of Common Stock or other securities, or any right to subscribe for, purchase or otherwise acquire, or any option for the purchase of, any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or rights, and the amount and character of such dividend, distribution or right.

12. Redemption.

(a) Redemption of Series A Preferred Stock.  Shares of Series A Preferred Stock shall be redeemed by the Corporation out of funds lawfully available therefor at a price (the “Series A Redemption Price”) equal to the then applicable Liquidation Preference Amount, plus an amount equal to all accrued but unpaid dividends thereon (whether or not declared), upon receipt by the Corporation at any time on or after the third anniversary of the Second Issuance Date (or the third anniversary of the Original Issuance Date if there is no Second Issuance Date), of a written notice from the Lead Investor (the “Series A Redemption Notice”) requesting redemption of all shares of Series A Preferred Stock.  The Redemption Price shall be payable in one lump sum on the date no later than 60 days after the date of receipt by the Corporation of the Series A Redemption Notice (the date of such payment being referred to as a “Series A Redemption Date”).  On the Series A Redemption Date, the Corporation shall redeem all outstanding shares of Series A Preferred Stock.  If the Corporation does not have sufficient funds legally available to redeem on the Series A Redemption Date, all shares of Series A Preferred Stock and of any other class or series of stock to be redeemed on such Series A Redemption Date, the Corporation shall redeem a pro rata portion of each holder’s redeemable shares of such stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Corporation has funds legally available therefor.  Nothing in this Section 6(a) shall be construed so as to limit the right of a holder of Series A Preferred Stock to convert pursuant to Section 5(a) prior to the Series A Redemption Date.

(b) Ranking.  No securities of the Corporation junior to the Series A Preferred Stock (with respect to redemption rights) may be redeemed unless the Series A Preferred Stock has been redeemed and all redemption amounts in connection therewith have been paid in full. The Series A Preferred Stock may not be redeemed unless securities of the Corporation senior to the Series A Preferred Stock (with respect to redemption rights) have been redeemed and all redemption amounts in connection therewith have been paid in full, then the Series A Preferred Stock may be redeemed pro rata with any other class of securities of the Corporation with redemption rights pari passu with Series A Preferred Stock.

(c) Preferred Redemption Notice.  Written notice of any redemption (the “Preferred Redemption Notice”) shall be mailed, postage prepaid, to each holder of record of Series A Preferred Stock, at its post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, not less than 30 days prior to the Series A Redemption Date.  Each Preferred Redemption Notice shall state:

•	the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Series A Redemption Date;

•	the Series A Redemption Date and the Series A Redemption Price;

•	the date upon which the holder’s right to convert such shares terminates; and

•
that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of the Series A Preferred Stock to be redeemed.

(d) Surrender of Certificates; Payment.  On or before the Series A Redemption Date, each holder of shares of the Series A Preferred Stock to be redeemed on such Series A Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 5 hereof, shall surrender the certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Preferred Redemption Notice, and thereupon the Series A Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired.  In the event less than all of the shares of a Series A Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of such Series A Preferred Stock shall promptly be issued to such holder.

(e) Rights Subsequent to Redemption.  If a Preferred Redemption Notice shall have been duly given, and if on the Series A Redemption Date the Series A Redemption Price payable upon redemption of the shares of the Series of Preferred Stock to be redeemed on such Series A Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of the Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after such Series A Redemption Date and all rights with respect to such shares shall forthwith after the Series A Redemption Date terminate, except only the right of the holders to receive the Series A Redemption Price without interest upon surrender of their certificate or certificates therefor.

(f) Redeemed or Otherwise Acquired Shares.  Any shares of Series A Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and shall not be reissued, sold or transferred.  Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of a share of a Series A Preferred Stock following redemption.

13. Certain Definitions

(a) “Business Day” means any day except Saturday, Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

(b) “Current Market Price” shall mean, in respect of any share of Common Stock on any date herein specified:

(1) if there shall be a public market for the Common Stock, the closing price of such Common Stock on the securities exchange in the United Sates on which the Common Stock may at the time be listed, or, if there have been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on such exchange at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted by the Pink Sheets, LLC as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted by the Pink Sheets, LLC, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar or successor organization.

(2)  if there shall not be a public market for the Common Stock, the higher of (a) the book value per share of Common Stock at such date, and (b) the fair market value per share of Common Stock as determined in good faith by the Board.

(c) “Earnings” shall mean earnings before interest, taxes, depreciation and non-cash expenses related to financings, as reported in the Corporation’s consolidated financial statements for the applicable fiscal year, which have been prepared in accordance with GAAP and audited by the Corporation’s independent public accountants.

(d) “Force Majeure Event” shall mean conditions beyond the Corporation’s control, including, but not limited to, acts of God, government restrictions, wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected.

(e) “Intervening Transaction” shall mean (i) any merger or consolidation or a sale or transfer of all or substantially all of the assets of the Corporation or any of its material subsidiaries; (ii) the dissolution, liquidation and/or winding up of any of the Corporation’s material subsidiaries which results in a material reduction in the Corporation’s business, (iii) a change of control of the Corporation, (iv) a material default by the Corporation in its obligations to holders of Series A Preferred Stock that remains uncured or (v) the date that all events have occurred resulting in the right of redemption pursuant to Section 12.  Neither the issuance of Series A Preferred Stock on or prior to December 31, 2009, nor the merger of the Corporation with a wholly owned subsidiary of the Corporation shall constitute an Intervening Transaction.

(f) “Intervening Transaction Notice” shall mean a notice to be sent by the Corporation to the Lead Investor notifying it of the occurrence or planned occurrence, as applicable, of an Intervening Transaction.

(g) “Lead Investor” shall mean Paragon Capital LP.

(h) “Liquidation Election Notice” shall mean a notice to be sent by the Lead Investor to the Corporation, at Lead Investor’s sole discretion, upon an Intervening Transaction, indicating the Lead Investor’s decision to treat an Intervening Transaction as a Liquidation Event.

(i) “Original Issuance Date” shall mean that date on which the Corporation completes the issuance of the first 2,726,550 shares of Series A Preferred Stock.

(j) “Person” or “person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature, including, as appropriate, the Corporation or any subsidiary thereof.

(k)  “Second Issuance Date” shall mean that date on which the Corporation completes the issuance of up to 2,726,550 additional shares of Series A Preferred Stock, which may occur concurrently with the Original Issuance Date, but in event shall not be later than December 31, 2009.

(l) “Series A Original Issue Price” shall mean $0.55 per share, subject to appropriate adjustment in the event of any stock dividend, forward or reverse stock split, reclassification, combination or other similar recapitalization affecting the Series A Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations this 21st day of December, 2009.

CHARLESTON BASICS, INC.

By:  /s/  Alan P. Donenfeld
       Name:  Alan P. Donenfeld
       Title     President